SECURITI[...]ION

13012282

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
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SEC FILE NUMBER
8-40005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

1230 South Myrtle Avenue, Suite 401
(No. and Street)

Clearwater (City) Florida (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt Feshbach (727) 298-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brimmer, Burek & Keelan LLP
(Name – *if individual, state last, first, middle name*)

5601 Mariner Street, Suite 200 (Address) Tampa (City) Florida (State) 33609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 3/12

OATH OR AFFIRMATION

I, Kurt Feshbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Research, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STATE OF FLORIDA, COUNTY OF PINELLAS
SWORN & SUBSCRIBED BEFORE ME FEBRUARY 28, 2013
BY KURT FESHBACK, PERSONALLY KNOWN

[Signature]
Signature

SEAN STRICKLING
MY COMMISSION # EE858481
EXPIRES December 16, 2016
(407) 398-0153 FloridaNotaryService.com

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Falcon Research, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

With Independent Auditors' Report

Falcon Research, Inc.
Table of Contents
December 31, 2012

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants

5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA*
Brian B. Burek, CPA
Walter C. Copeland, CPA*
Richard M. Herman, CPA*
John F. Keelan, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Frank D. Lagor, CPA
Gemma Thomas
(License in Colorado)

* Retired

A Firm Registered
with PCAOB

Members of:
Center for
Public Company
Audit Firms

American Institute of
Certified Public Accountants

Florida Institute of Certified
Public Accountants

Registered Independent Auditor's Report

To the Board of Directors,
Falcon Research, Inc.:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Falcon Research, Inc., (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedure to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falcon Research, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such Information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing stand81·ds generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, Florida

February 25, 2013

Falcon Research, Inc.
Statement of Financial Condition
December 31, 2012

	2012
Assets	
Current assets	
Cash	$ 138,369
Receivable from clearing organization	18,022
Accounts receivable	153,086
Marketable securities	102,400
Accrued revenue	16,000
Prepaid expenses	15,602
Total current assets	443,479
Deposit with clearing organization	113,076
Security deposit	1,431
Furniture and equipment - net	10,088
	124,595
Total Assets	$ 568,074
Liabilities and Stockholder's Equity	
Current liabilities	
Accounts payable	81,442
Accrued expenses	36,543
Deferred revenue	25,000
Notes payable	6,500
Total current liabilities	149,485
Commitments and contingent liabilities	
Stockholder's equity	
Common stock, no par value; 750,000 shares authorized, 120,723 shares issued and outstanding	261,139
Accumulated other comprehensive loss	(49,037)
Additional paid-in capital	264,570
Accumulated deficit	(58,083)
Total stockholder's equity	418,589
Total Liabilities and Stockholder's equity	$ 568,074

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Operations
For the Year Ended December 31, 2012

	2012
Revenues	
Commissions	$ 444,393
Research Income	1,576,742
Other income	92,968
Total revenue	2,114,103
Expenses	
Employee compensation and benefits	666,880
Commissions, clearing fees and floor brokerage	72,174
Professional fees	177,139
Occupancy & equipment rental	51,738
Interest expense	1,111
Other operating expenses	862,710
Total expenses	1,831,752
Net income	282,351
Other comprehensive loss	(18,570)
Comprehensive income	263,781

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

	Common Stock	Paid-In Capital	Comprehensive Loss	Accumulated Deficit	Total
December 31, 2011	261,139	$ 264,570	$ (30,467)	$ (166,684)	$ 328,558
Change in gross unrealized gains (losses)			(18,570)		(18,570)
Capital contributions	-	-	-	-	-
Capital distributions	-	-	-	(173,750)	(173,750)
Net income	-	-	-	282,351	282,351
December 31, 2012	$ 261,139	$ 264,570	$ (49,037)	$ (58,083)	$ 418,589

See the accompanying Notes to the Financial Statements

Falcon Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

	2012
Cash flows from operating activities	
Net income	$ 282,351
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	3,629
Realized (gain) on sales of marketable securities	(90,673)
(Increase) decrease in:	
Receivable from clearing organization	17,244
Accounts receivable	(68,367)
Accrued revenue	(13,500)
Prepaid expenses	(2,971)
(Decrease) increase in:	
Accounts payable	26,763
Accrued expense	(10,110)
Notes payable	6,500
Deferred revenue	(2,500)
Net cash used in operating activities	148,366
Cash flows from investing activities	
Deposit with clearing organization	(16,723)
Proceeds from sale of marketable securities	(254,750)
Purchases of marketable securities	258,287
Security deposit	(300)
Purchase of furniture & equipment	(4,324)
Net cash used in investing activities	(17,810)
Cash flows from financing activities	
Distributions paid	(173,750)
Net cash used in financing activities	(173,750)
Net change in cash	(43,194)
Cash	
Beginning of year	181,563
End of year	$ 138,369
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 1,111

See the accompanying Notes to the Financial Statements

Note 1 - Summary of Significant Accounting Policies

Organization:

Falcon Research, Inc. ("the Company") was incorporated in the State of California on November 8, 1983. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

In the latter part of 2004, the Company elected to move its Office of Supervisory Jurisdiction to Clearwater, Florida. The move occurred in January 2005. In order to register the Company to conduct business in the state of Florida, the Company was required to register a new corporation name, Falcon Research of Tampa Bay, Inc., and then file to operate in Florida under the name Falcon Research, Inc.

On September 7, 2007, the FINRA granted the membership application of the Company with regard to the Membership Agreement Change reducing the minimum net capital requirement from $100,000 to $5,000.

In December 2010, the Company simultaneously filed a Certificate of Dissolution with the State of California and Certificate of Domestication with State of Florida as Falcon Research, Inc.

The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby another broker/dealer clears all transactions. The Company primarily earns commissions through the sale of equities.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Principal Business Activity:

The Company primarily earns commissions through the sale of equities and fees through the sale of research.

The Company recognizes research consulting revenue in accordance with Accounting Standards Codification ("ASC") 605, *Revenue Recognition.* Revenue is not recognized until it is realized or realizable and earned. The criteria to meet this guideline are: (a) persuasive evidence of an arrangement exists; (b) delivery has occurred or services have been rendered; (c) the price to the buyer is fixed or determinable; and (d) collectability is reasonably assured. Research consulting revenue is included in research income on the Statement of Operations.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers' securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer in unable to fulfill its contractual obligations. At December 31, 2012, the Company did not incur any financial loss related to these obligations. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis, whereby another broker/dealer clears all transactions.

Clients' securities and principal transactions together with the related commission revenues and expenses of the Company are recorded on the trade date.

Note 1 - Summary of Significant Accounting Policies (Continued)

Financial Statement Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts:

The Company's commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial. Receivables for research are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes:

The Company, with the consent of its Stockholder, has elected to be an S Corporation and, accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Fixed Assets:

Furniture and equipment are stated at cost. Depreciation charges with respect to furniture and equipment have been made by the Company on the straight-line method over the estimated useful lives of the assets; 5 years for furniture and equipment.

Expenditures for maintenance and repairs are charged to revenues as incurred. Expenditures for betterments and major renewals are capitalized and, therefore, are included in property and equipment.

For furniture and equipment not fully depreciated, which is retired or sold, the cost of the asset is credited to the respective asset account, and the related accumulated depreciation is charged to the accumulated depreciation account. The gain or loss from sale or retirement of furniture and equipment is reflected in the statements of operations. There is no gain or loss from the sale or retirement of furniture and equipment for 2012.

Recent Accounting Pronouncements:

Fair Value Measurements and Disclosures

The amendments prohibit the use of blockage factors at all levels of the fair value hierarchy and provide guidance on measuring financial instruments that are managed on a net portfolio basis. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of our valuation processes and additional information about unobservable inputs impacting Level 3 measurements. ASU 2011-04 will be effective for the Company's fiscal year ending December 31, 2012 and will be applied prospectively. The adoption of this guidance will not have an impact on our financial condition, results of operations or cash flows.

Comprehensive Income

ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and allows two options for presenting the components of net income and other comprehensive income: (1) in a single continuous statement of comprehensive income or (2) in two separate but consecutive statements, consisting of a statement of net income followed by a separate statement of other comprehensive income. ASU 2011-05 will be effective for the Company's fiscal year ending December 31, 2012 and will be applied prospectively. The adoption of ASU 2011-05 will change the manner in which the components of other comprehensive income are presented in the financial statements, but is not expected to have any other material impact on the Company's financial statements.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Concentration of Customers

Approximately 53% of the Company's revenues were concentrated with four customers, each of which exceeded 10% individually.

Fair Value of Financial Instruments

Due to their short-term nature, the carrying amounts reported in the financial statements approximate the fair value for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses

Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the difference between the future discounted cash flows compared to the carrying amount of the asset.

Note 2 - Deposits with Clearing Organization

The Company has a brokerage agreement with Apex Clearing Corporation and Sterne Agee Clearing, Inc. to carry its accounts and the accounts of its customers as customers of the Clearing Brokers. The Clearing Brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Brokers as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Apex Clearing Corporation balance at December 31, 2012, includes interest earned for a deposit total of $98,075. The Apex Clearing Corporation agreement requires the Company to maintain $100,000 on deposit. The agreement states that, at any time, Apex Clearing can require the Company to fulfill that obligation. At December 31, 2012, Apex Clearing did not require the Company to maintain a $100,000 deposit. The Sterne Agee Clearing, Inc. balance at December 31, 2012, includes interest earned for a deposit total of $15,000. The Sterne Agee Clearing, Inc. agreement requires the Company to maintain a $100,000 on deposit. The agreement states that, at any time, Sterne can require the Company to fulfill that obligation. At December 31, 2012, Sterne did not require the Company to maintain a $100,000 deposit.

Note 3 - Marketable Securities, At Market

Marketable securities, at market value consist of corporate stocks. At December 31, 2012, the stocks are recorded at their fair market value of $102,400. The accounting for the mark-to-market on the proprietary trading is included in net dealer inventory and investment gains (losses) account as gross unrealized losses of $18,570. The securities have a cost basis of $151,206.

Note 4 - Furniture and Equipment, Net

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & equipment	$212,829	5
Less: accumulated depreciation	(202,741)	
Furniture, equipment and leaseholds, net	$ 10,088	

Depreciation expense for the year ended December 31, 2012 was $3,629.

Note 5 - Commitments

The Company leases its office in Clearwater, Florida. As of December 31, 2012, the Company incurred $38,343 in rent expense.

Effective January 1, 2012, the Company extended its operating lease to an additional three years for 2,815 square feet of office space. Approximate payments of the operating lease are as follows:

2013	26,326
2014	27,453
Total	$53,779

Note 6 - Contingencies

The Company maintains its cash accounts in a financial institution. Accounts at the financial institution are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed FDIC insurance limit. Periodically, the Company evaluates the credit worthiness of the financial institutions and has determined the credit exposure to be negligible.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital of $5,000, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital in excess of its required net capital.

Note 8 - Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

Note 9 - Information relating to the possession or control requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3(k)(2)(ii) and did not maintain possession or control of any customer funds or securities as of December 31, 2012.

Note 10 - Fair Value of Assets and Liabilities

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Recurring Fair Value Measurements:
The following table presents the Company's fair value hierarchy as of December 31, 2012 for assets and liabilities measured at fair value:

	Quoted Prices in Active Markets for Identical Assets at (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Marketable securities	$ 102,400	$ 0	$ 0	$102.400
Not readily marketable securities	$ 0	$ 0	$ 0	$0
Debt securities	$ 0	$ 0	$ 0	$0

Other Fair Value Disclosures
Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Note 11 - Subsequent Events

Other than the operating lease amendment discussed in Note 5 – Commitments, management evaluated all activity and concluded that no subsequent events have occurred as of February 25, 2012, the financial issuance date, that would require recognition in the Company's financial statements.

Note 12 – Notes Payable

The Company has a $7,500.00 Note Payable to FINRA as of November 16, 2012. The annual interest rate is 6.25%. The remaining balance on December 31, 2012 was $6,500.00.

The schedule of maturity for notes payable in the future periods are as follows:

Year Ending December 31,	Amount
2013	$6,000.00
2014	500.00
	$6,500.00

Falcon Research, Inc.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2012

	2012
Net capital	
Total stockholder's equity	$ 418,589
Deductions and/or charges	
Nonallowable assets	
Petty cash	(200)
Accounts receivable	(153,086)
Furniture, equipment & leasehold improvements, net	(10,088)
Prepaid expenses	(15,602)
Accrued receivable	(16,000)
Security deposit	(1,431)
Net capital before haircuts on securities	222,182
Less: Adjustments to net capital	
Haircuts on securities	(27,387)
Net capital	$ 194,795
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable	$ 81,442
Accrued expenses	36,543
Deferred revenue	25,000
Notes payable	6,500
Total aggregate indebtedness	$ 149,485
Computation of Basic Net Capital Requirement	
Minimum net capital under rule 15c3-1(a)(1)(i)	$ 9,966
Minimum net capital under rule 15c3-1(a)(2)(vi)	$ 5,000
Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)]	$ 9,966
Excess net capital	$ 184,829
Ratio: Aggregate Indebtedness to Net Capital	.77 to 1

See accompanying notes and registered independent auditor's report

SCHEDULE I

Falcon Research, Inc.
Reconciliations Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
For the Year Ended December 31, 2012

	2012
Reconciliation with the Company's computation (included in Part II of Form X-17a-5 as of December 31, 2012 Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 192,861
Audit adjustments	1,934
Net capital per audited financial statements	$ 194,795

SCHEDULE II

FALCON RESEARCH, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii)of the rule.

SCHEDULE III

FALCON RESEARCH, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA*
Brian B. Burek, CPA
Walter C. Copeland, CPA*
Richard M. Herman, CPA*
John F. Keelan, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Frank D. Lagor, CPA
Gemma Thomas
(License in Colorado)

* Retired

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

Registered Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Falcon Research, Inc.:

In planning and performing our audit of the financial statements of Falcon Research, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by chose charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, Florida

February 26, 2013

BBK

Brimmer, Burek & Keelan LLP

Certified Public Accountants
5601 Mariner Street, Suite 200 • Tampa, Florida 33609
(813) 282-3400 • Fax (813) 287-8369

Terry R. Brimmer, CPA*
Brian B. Burek, CPA
Walter C. Copeland, CPA*
Richard M. Herman, CPA*
John F. Keelan, CPA
Donald T. Keyes, CPA
Kara K. Keyes, CPA
Frank D. Lagor, CPA
Gemma Thomas
(License in Colorado)

* Retired

A Firm Registered with PCAOB

Members of:
Center for Public Company Audit Firms

American Institute of Certified Public Accountants

Florida Institute of Certified Public Accountants

February 25, 2013

To the Board of Directors of Falcon Research, Inc.
1230 South Myrtle Avenue
Clearwater, FL. 33756

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Falcon Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Falcon Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Falcon Research, Inc.'s management is responsible for the Falcon Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brimmer, Burek & Keelan LLP

Brimmer, Burek & Keelan LLP
Tampa, FL

February 25, 2013

Falcon Research, Inc.
Determination of "SIPC Net Operating Revenues"
And General Assessment
For The Year Ended December 31, 2012
Schedule of Assessment Payments

General Assessment		$ 4,791
Less: Payments Made:		
Date Paid		Amount
07/24/12		$ 2,402
02/26/13		2,389
		$ 4,791
Interest on late payment(s)		0
Total Assessment Balance and Interest Due		$ 4,791
Payment made with Form SIPC 7		$ 2,389
Total Revenue		$2,095,532
Additions:		
Total additions		0
Deductions:		
Revenues from Investment Companies	$ 34,811	
Clearance paid to other SIPC members	72,174	
Net gain from investment accounts	72,093	
Total deductions		$ 179,078
SIPC NET OPERATING REVENUES		$1,916,454
GENERAL ASSESSMENT @.0025		$ 4,791